SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            AMEND NO. 2 TO FORM 10-SB

                        General Form For Registration of
                      Securities of Small Business Issuers
       Under Section 12(b) or 12(g)Of the Securities Exchange Act of 1934


                               CyPost Corporation
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Delaware                                          98-0178674
---------------------------------                        -------------------
  (State or other jurisdiction                              (IRS Employer
of incorporation or organization)                         Identification No.)


900-1281 West Georgia St., Vancouver BC                                 V6E 3J7
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                              (Zip Code)


                                  (604)904-4422
              -----------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


          260 West Esplanade, North Vancouver , BC             V7M3G7
--------------------------------------------------------------------------------
         (Former Name or Former Address, If Changed since Last Report.)


        Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class         Name of Each Exchange on Which
           to be so Registered         Each Class is to be Registered
           -------------------         ------------------------------

                  None                               None
           -------------------         ------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share

                                    PART F/S.

         The Registrant hereby includes the following financial statements as pages F - 1 to F - 15 and pages F - 16 to F - 25 hereto.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                              CyPost CORPORATION
                                                             (Registrant)



DATE: APRIL 3, 2000                                      BY: /S/ ROBERT SENDOH
                                                             ------------------
                                                       (Chief Executive Officer)

                              INTOUCH.INTERNET INC.

                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)

                                       -:-

                              FINANCIAL STATEMENTS

                                  JUNE 30, 1999

                                       AND

                            JANUARY 31, 1999 AND 1998

                                    CONTENTS

Independent Auditor's Report..............................................F - 2

Consolidated Balance Sheets,
June 30, 1999 and January 31, 1999 and 1998...............................F - 3

Consolidated Statements of Operations,
For the five months ended June 30, 1999 and
For the Years Ended January 31, 1999 and 1998.............................F - 5

Consolidated Statements of Changes in Stockholder's Equity,
For the five months ended June 30, 1999 and
For the Years Ended January 31, 1999 and 1998.............................F - 6

Consolidated Statements of Cash Flows,
For the five months ended June 30, 1999 and
For the Years Ended January 31, 1999 and 1998.............................F - 7

Notes to Consolidated Financial Statements................................F - 9

Schedule I, Condensed Financial Information of Registrant (All Required Information
  Reported in Consolidated Financial Statements and Notes to the Consolidated Financial Statements)

Schedule II, Valuation of Qualifying Accounts
  (All Required Information Reported in Consolidated
  Financial Statements and Notes to the
  Consolidated Financial Statements)

Schedule III, Real Estate and Accumulated Depreciation
  (All Required Information Reported in Consolidated
  Financial Statements and Notes to the
  Consolidated Financial Statements)

Schedule IV, Mortgage Loans on Real Estate
  (All Required Information Reported in Consolidated
  Financial Statements and Notes to the
  Consolidated Financial Statements)

Schedule V, Supplemental Information Concerning
  Property-Casualty Insurance Operations
  (Not Applicable)

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Intouch.Internet Inc.

(a wholly owned subsidiary of CoyoteNet Inc.)

         We have audited the accompanying balance sheets of Intouch.Internet Inc. (a wholly owned subsidiary of CoyoteNet Inc.) as of June 30, 1999 and January 31, 1999 and 1998 and the related statements of operations, changes in stockholder's equity and cash flows for the five months ended June 30, 1999 and two years ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intouch.Internet Inc. (a wholly owned subsidiary of CoyoteNet Inc.), as of June 30, 1999 January 31, 1999 and 1998, and the results of its operations and its cash flows for the five months ended June 30, 1999 and two years ended January 31, 1999 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    Respectfully submitted,


                                                    /S/ ROBISON, HILL & CO.
                                                    Certified Public Accountants

Salt Lake City, Utah
March 29, 2000

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                                 BALANCE SHEETS

                                             June 30,          January 31,
                                            ---------    ----------------------
                                               1999         1999         1998
                                            ---------    ---------    ---------
ASSETS
Current Assets
   Cash .................................   $   1,759    $  12,355    $   6,436
   Accounts Receivable ..................         592        1,004       12,770
   Inventory ............................         923        3,682        6,368
   Prepaid Expenses .....................       4,193        3,620        2,733
                                            ---------    ---------    ---------

        Total Current Assets ............       7,467       20,661       28,307

Property & Equipment
   Computer Equipment ...................      38,110       36,502       36,502
   Computer Software ....................      12,284        6,971        6,923
   Furniture and Fixtures ...............       4,509        4,361        4,249
   Leasehold Improvements ...............      10,574       10,228       10,784
   Computer Equipment under Capital Lease      18,374       17,772       46,759
   Less Accumulated Depreciation ........     (46,804)     (40,435)     (38,923)
                                            ---------    ---------    ---------

        Net Property & Equipment ........      37,047       35,399       66,294

Other Assets
   Goodwill .............................      23,886         --           --
   Due from Parent Company ..............        --         11,188        7,318
                                            ---------    ---------    ---------

        Total Assets ....................   $  68,400    $  67,248    $ 101,919
                                            =========    =========    =========

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                                 BALANCE SHEETS
                                   (Continued)

                                             June 30,          January 31,
                                            ---------    ----------------------
                                               1999         1999         1998
                                            ---------    ---------    ---------
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
 Accounts Payable and Accrued Liabilities   $  49,679    $  77,096    $  55,095
 Obligation Under Capital Lease .........       1,771        5,796        9,628
                                            ---------    ---------    ---------

   Total Current Liabilities ............      51,450       82,892       64,723
                                            ---------    ---------    ---------

Long Term and Other Liabilities
 Deferred Revenue .......................      45,474       42,257       40,040
 Obligation Under Capital Leases ........        --           --         16,569
 Long-term Loan .........................      66,973       45,882       63,641
                                            ---------    ---------    ---------

   TOTAL LONG TERM AND OTHER LIABILITIES      112,447       88,139      120,250
                                            ---------    ---------    ---------

   Total Liabilities ....................     163,897      171,031      184,973
                                            ---------    ---------    ---------

Stockholder's Equity

 Common Stock ...........................          69           69           69
 Retained Deficit .......................    (115,789)    (110,554)     (85,050)
 Currency Translation Adjustment ........      20,223        6,702        1,927
                                            ---------    ---------    ---------

   Total Stockholder's Equity ...........     (95,497)    (103,783)     (83,054)
                                            ---------    ---------    ---------

   Total Liabilities and
    Stockholder's Equity ................   $  68,400    $  67,248    $ 101,919
                                            =========    =========    =========










   The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                            STATEMENTS OF OPERATIONS

                                           For the five
                                           months ended    For the year ended
                                             June 30,           January 31,
                                            ---------    ----------------------
                                               1999         1999         1998
                                            ---------    ---------    ---------
REVENUES

   Sales ................................   $ 155,448    $ 404,163    $ 321,679
   Cost of Sales ........................      42,683      186,578      171,624
                                            ---------    ---------    ---------

        Gross Margin ....................     112,765      217,585      150,055

EXPENSES

   Research and Development .............        --          3,541       14,255
   General and Administrative ...........     114,967      220,840      185,388
                                            ---------    ---------    ---------

        Total Expenses ..................     114,967      224,381      199,643

Other Income (Expense)
   Loss on disposal of assets ...........        --        (12,034)        --
   Interest Expense .....................      (3,033)      (6,674)      (7,855)
                                            ---------    ---------    ---------

        Net Other Income (Loss) .........      (3,033)     (18,708)      (7,855)
                                            ---------    ---------    ---------

Loss Before Taxes .......................      (5,235)     (25,504)     (57,443)

Income Tax Expense (Benefit) ............        --           --           --
                                            ---------    ---------    ---------

Net Loss ................................   $  (5,235)   $ (25,504)   $ (57,443)
                                            =========    =========    =========

Weighted Average Shares Outstanding .....         200          200          200
                                            =========    =========    =========

Loss Per Share ..........................   $  (26.18)   $ (127.52)   $ (287.22)
                                            =========    =========    =========







   The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                                     Common Stock        Retained
                                 ---------------------
                                   Shares      Amount     Deficit       Total
                                 ---------   ---------   ---------    ---------

Balance February 1, 1997 .....         200   $      69   $ (27,607)   $ (27,538)

Net Loss .....................        --          --       (57,443)     (57,443)
                                 ---------   ---------   ---------    ---------

Balance January 31, 1998 .....         200          69     (85,050)     (84,981)

Net Loss .....................        --          --       (25,504)     (25,504)
                                 ---------   ---------   ---------    ---------

Balance January 31, 1999 .....         200          69    (110,554)    (110,485)

Net Loss .....................        --          --        (5,235)      (5,235)
                                 ---------   ---------   ---------    ---------

Balance June 30, 1999 ........         200   $      69   $(115,789)   $(115,720)
                                 =========   =========   =========    =========








   The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                            STATEMENTS OF CASH FLOWS

                                                       For the five
                                                      months ended     For the Year Ended
                                                        June 30,          January 31,
                                                       ----------  ------------------------
                                                          1999         1999         1998
                                                       ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss ............................................  $   (5,235)  $  (25,504)  $  (57,443)
Adjustments used to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation and amortization ....................       4,942       20,209       22,388
   Deferred revenue .................................       3,216        2,217       40,040
   Loss from disposal of assets .....................        --         12,034         --
Changes in operating assets and liabilities:
   (Increase) Decrease in accounts receivable .......         412       11,766       (6,744)
   (Increase) Decrease in inventory .................       2,759        2,686       (5,153)
   (Increase) Decrease in Prepaid expenses ..........        (573)        (887)        (304)
   Increase (Decrease) in Accounts payable ..........     (27,417)      22,001       13,732
                                                       ----------   ----------   ----------

Net cash provided by operating activities ...........     (21,896)      44,522        6,516
                                                       ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Property and Equipment ...............     (10,168)      (4,147)     (24,647)
Expenditures for software development ...............      (6,781)     (22,110)     (49,481)
Proceeds from government grant for
   software development .............................        --         29,684       35,704
Proceeds from sale of software ......................      23,881         --           --
Goodwill from purchase of ISP accounts ..............     (23,886)        --           --
                                                       ----------   ----------   ----------

Net cash used by investing activities ...............     (16,954)       3,427      (38,424)
                                                       ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Parent company loan advance .........................      11,188       (3,870)     (43,037)
Obligation under capital lease (repayment) proceeds .      (4,025)     (20,401)       7,027
Long-term debt (repayment) proceeds .................      21,091      (17,759)      63,450
                                                       ----------   ----------   ----------

Net cash provided by (used in) financing activities .      28,254      (42,030)      27,440
                                                       ----------   ----------   ----------

Net increase (decrease) in cash and cash equivalents      (10,596)       5,919       (4,468)
Cash and cash equivalents at beginning of the year ..      12,355        6,436       10,904
                                                       ----------   ----------   ----------
Cash and cash equivalents at end of the year ........  $    1,759   $   12,355   $    6,436
                                                       ==========   ==========   ==========

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                             STATEMENT OF CASH FLOWS
                                   (Continued)


                                                       For the five
                                                      months ended     For the Year Ended
                                                        June 30,          January 31,
                                                       ----------  ------------------------
                                                          1999         1999         1998
                                                       ----------   ----------   ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

Cash paid during the year for taxes .................  $     --     $     --     $     --
Cash paid during the year for interest ..............  $    3,033   $    6,674   $    7,855

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

ACTIVITIES:

None

   The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998


NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $116,000 for the period from inception December 11, 1995 to June 30, 1999, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing through it's Parent Company and has had discussions with various third parties, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its software products, and market penetration and profitable operations from its internet connection services.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION AND BASIS OF PRESENTATION

         The Company was incorporated under the Company Act (British Columbia) on December 11, 1995. At the close of business on June 30, 1999 CyPost Corporation acquired 100% of the outstanding shares of the Company from CoyoteNet Inc. The Company's executive offices are in Vancouver, B.C., Canada.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

NATURE OF BUSINESS

         The Company was formed for the purpose of engaging in internet services and any other activity within the purposes for which corporations may be formed under the Company Act of British Columbia. Present operations include internet access service provider, website hosting and consulting, website development, sale of computer stations and custom programing.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies for Intouch.Internet Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE RECOGNITION AND DEFERRED REVENUES

         The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

SOFTWARE DEVELOPMENT COSTS

         Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed', capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgement by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

GOODWILL

         Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets of acquired internet service provider accounts and is being amortized on the straight-line basis over a period of three years.

         The Company identifies and records impairment losses on goodwill when events and circumstances indicate that such goodwill might be impaired. The Company considers factors such as significant changes in the regulatory or business climate and projected future cash flows from the respective asset. Impairment losses are measured as the amount by which the carrying amount of goodwill exceeds its fair value.

FOREIGN CURRENCY TRANSLATION

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

RECLASSIFICATION

         Certain reclassifications have been made in the 1999 and 1998 financial statements to conform with the June 30, 1999 presentation.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY

         Inventory is valued at the lower of first-in, first-out and net realizable value.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

INCOME TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

EARNINGS (LOSS) PER SHARE

         The reconciliations of the numerators and denominators of the basic earnings per share ("EPS") computations are as follows:

                                             June 30,          December 31,
                                           -----------  -----------------------
                                               1999         1999         1998
                                           ----------   ----------   ----------
NUMERATOR
Net Income (Loss) To Common Stockholder    $   (5,235)  $  (25,504)  $  (57,443)
                                           ==========   ==========   ==========

DENOMINATOR
Weighted Average Number of Common Shares          200          200          200
                                           ==========   ==========   ==========

EPS
Basic & Diluted Earnings (Loss) Per Share  $   (26.18)  $  (127.52)  $  (287.22)
                                           ==========   ==========   ==========

The effects of potential common shares such as warrants would be antidilutive in each of the periods presented and are thus not considered.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PROPERTY & EQUIPMENT

         Fixed assets are stated at cost. Depreciation and amortization are computed using the declining balance and straight-line method over the estimated economic useful lives of the related assets as follows:

         Computer equipment                 Declining balance method         30%
         Computer software                  Straight-line method            100%
         Office furniture and fixtures      Declining balance method         20%
         Leasehold improvements             Straight-line method             20%

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

NOTE 3 - SHARE CAPITAL

Authorized:
  100,000 Class A common  voting  non-participating  shares  without par value
  100,000 Class B common  non-voting  participating  shares  without par value
  100,000 Class C common non-voting participating shares without par value 100,000 Class D common non-voting participating shares without par value
1,000,000 Class E preferred  shares with a par value of $.01 each, redeemable at
         $1,000 per share
1,000,000 Class F preferred shares with a par value of $1.00 each  redeemable at a price to be determined by the directors at the time of issue 1,000,000 Class G preferred shares with a par value of $.01 each, redeemable at a price to be determined by the directors at the time of issue 1,000,000 Class H preferred shares with a par value of $10.00 each, redeemable at $10.00 per share

Issued and outstanding for each of the periods presented 100 Class A, 40 Class B, 40 Class C and 20 Class D shares. Total issued 200 common shares.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 4 - INCOME TAXES

         In accordance with SFAS 109, the Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement reporting and the tax bases of the assets and liabilities, and are measured at the enacted tax rates that will be in effect when the differences are expected to reverse. Such differences principally arise from the timing of income and expense recognition for accounting and tax purposes.

         The application of SFAS 109 does not have any material effect on the assets, liabilities, or operations for the periods presented in these financial statements. Deferred tax assets arising from the Company's net operating loss carryforwards have been fully offset by a valuation allowance.

         At June 30, 1999, the Company has net operating loss carryforwards for income tax purposes of approximately $115,000 which are available to offset future taxable income. The Company's utilization of these carryforwards may be restricted due to changes in ownership during the year. The components of the deferred tax asset as of June 30, 1999 and January 31, 1999 and 1998 are as follows:

                                             June 30,           January 31,
                                             --------     ---------------------
                                               1999         1999         1998
                                             --------     --------     --------
Deferred Tax Asset:
  Net operating loss carryforward .......    $ 51,750     $ 49,500     $ 38,200
Valuation Allowance .....................     (51,750)     (49,500)     (38,200)
                                             --------     --------     --------

Net Deferred Tax Asset ..................    $   --       $   --       $   --
                                             ========     ========     ========


NOTE 5 - LONG-TERM LOAN

         The loan is payable to the parent company, is unsecured and has no fixed terms of repayment.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 6 - OBLIGATION UNDER CAPITAL LEASE

Computer equipment under capital lease:

                                               June 30,        January 31,
                                               --------    --------------------
                                                 1999        1999        1998
                                               --------    --------    --------
Capital lease payable, bearing interest
   At 16.5%, due August 1999 ...............   $  1,771    $  5,796    $ 26,197

Less current maturities ....................     (1,771)     (5,796)     (9,628)
                                               --------    --------    --------

Net long-term obligation ...................   $   --      $   --      $ 16,569
                                               ========    ========    ========

NOTE 7 - COMMITMENT

         The Company leases office and retail store premises under a lease expiring December 2001. Future minimum lease payments will aggregate $30,798 over the next three years:

2000                                 $        11,931
2001                                          12,485
2002                                           6,381

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders  of   Hermes Net Solutions, Inc. a
British Columbia, Canadian corporation.

        I have audited the accompanying balance sheet of Hermes Net Solutions, Inc. as of February 28, 1999 and the related statements of operations, cash flows and shareholders' equity for the years ended February 28, 1998 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hermes Net Solutions, Inc. as of February 28, 1999 and the results of its operations, shareholders equity and cash flows for the years ended February 28, 1998 and 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Hermes Net Solutions, Inc. will continue as a going concern. As more fully described in Note 2, the Company has suffered recurring losses from operations and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                      S/THOMAS P. MONAHAN
                                                     --------------------
                                                     Thomas P. Monahan, CPA
March 31, 2000
Paterson, New Jersey

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                                  BALANCE SHEET
                                 (IN US DOLLARS)

                                                      June 30,
                                                        1999        February 28,
                                                      UNAUDITED         1999
                                                      ---------       ---------
                               ASSETS

Current assets

  Cash and cash equivalents ....................      $  82,804       $  97,261
  Accounts receivable net of allowance
    for doubtful accounts of
    $-0- and $6,404 respectively ...............         74,256          48,471
                                                      ---------       ---------

  Total current assets .........................        157,060         145,732

Property and equipment
  Furniture and fixtures .......................            772             772
  Computer equipment ...........................         42,192          65,149
  Less accumulated depreciation ................         (9,306)        (17,905)
                                                      ---------       ---------
  Total property and equipment-net .............         33,658          48,016
                                                      ---------       ---------

Total assets ...................................      $ 190,718       $ 193,748
                                                      =========       =========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued expenses ........      $  67,362       $  82,187
  Officer loans ................................         37,631          25,785
  Deferred income ..............................         70,820          69,988
                                                      ---------       ---------
  Total current liabilities ....................        175,813         177,960


Stockholders' equity
  Common Stock authorized 20,000,000 shares,
    without par value each. At June 30, 1999,
    and February 28, 1999 there are 2,000,00
    shares outstanding  respectively ...........            679             679
  Deficit ......................................         (4,529)         (4,473)
  Currency translation adjustment ..............         18,755          19,582
                                                      ---------       ---------
Total stockholders' equity .....................         14,905          15,788
                                                      ---------       ---------
Total liabilities and stockholders' equity .....      $ 190,718       $ 193,748
                                                      =========       =========





                 See accompanying notes to financial statements.

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                             STATEMENT OF OPERATIONS
                                 (IN US DOLLARS)

                                                                    For the four
                                          For the      For the      months ended
                                        year ended    year ended     June 30,
                                       February 28,   February 28,     1999
                                           1998           1999       UNAUDITED
                                        -----------   -----------   -----------
Revenue ..............................  $   143,598   $   196,141   $   153,930

Direct costs .........................       54,324        80,250        56,680
                                        -----------   -----------   -----------

Gross profit .........................       89,274       115,891        97,250

Operations:
  Selling, general and administrative        94,322       101,272        93,606
  Depreciation and amortization ......        3,611        14,497         3,000
                                        -----------   -----------   -----------
  Total expense ......................       97,933       115,769        96,606

Profit (Loss) from operations ........       (3,344)          122           644

Other income

  Interest income ....................          273         1,025         1,290
  Interest expense ...................       (1,156)       (1,393)       (1,990)
                                        -----------   -----------   -----------
  Total other income .................         (883)  $      (368)  $      (700)

Net loss .............................  $    (4,227)  $      (246)  $       (56)
                                        ===========   ===========   ===========

Weighted average shares outstanding ..    2,000,000     2,000,000     2,000,000
                                        ===========   ===========   ===========

Loss per share .......................  $     (0.00)  $     (0.00)  $     (0.00)
                                        ===========   ===========   ===========




                 See accompanying notes to financial statements.

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                             STATEMENT OF CASH FLOWS

                                                                                    For the four
                                                             For the      For the   months ended
                                                            year ended   year ended   June 30,
                                                           February 28, February 28,   1999
                                                                1998        1999     UNAUDITED
                                                             ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) .......................................  $  (4,227)  $    (246)  $     (56)
Adjustments to reconcile net loss to cash used in operating
activities
  Depreciation and amortization ...........................      3,611      14,497       3,000
  Deferred revenue ........................................     56,342      13,646         832
  Write off of fixed asset ................................       --          --        11,358
  Currency translation ....................................     19,322         260        (827)
Changes in operating assets and liabilities
  Accounts receivable .....................................    (62,911)     14,440     (25,785)
  Accounts payable and accrued expenses ...................     20,293      61,894     (14,825)
                                                             ---------   ---------   ---------
TOTAL CASH FLOWS FROM OPERATIONS ..........................     32,430     104,491     (26,303)

CASH FLOWS FROM FINANCING ACTIVITIES
  Officers loans ..........................................      9,543       5,341      11,846
                                                             ---------   ---------   ---------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES ................      9,543       5,341      11,846

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases fixed assets ..................................    (24,180)    (41,741)       --
                                                             ---------   ---------   ---------
  Incorporation cost ......................................       (203)       --          --
                                                             ---------   ---------   ---------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES ................    (24,383)    (41,741)       --

NET INCREASE (DECREASE) IN CASH ...........................     17,590      68,091     (14,457)
CASH BALANCE BEGINNING OF PERIOD ..........................     11,580      29,170      97,261
                                                             ---------   ---------   ---------
CASH BALANCE END OF PERIOD ................................  $  29,170   $  97,261   $  82,804
                                                             =========   =========   =========




                 See accompanying notes to financial statements

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                        STATEMENT OF STOCKHOLDERS EQUITY

                                  Common Common

DATE                            STOCK         STOCK       DEFICIT       TOTAL
-----                         ----------   ----------   ----------   ----------
Balance February 28, 1997 ..   2,000,000   $      679         --     $      679
Net loss ...................        --           --         (4,227)      (4,227)
                              ----------   ----------   ----------   ----------
Balance December 31, 1998 ..   2,000,000          679       (4,227)      (3,548)
Net loss ...................        --           --           (246)        (246)
                              ----------   ----------   ----------   ----------
Balance February 28, 1999 ..   2,000,000   $      679   $   (4,473)  $   (3,794)

Unaudited

Net loss June 30, 1999 .....        --           --            (51)         (51)
Balance june 30, 1999 ......   2,000,000   $      679   $   (4,524)  $   (3,845)
                              ==========   ==========   ==========   ==========



























                 See accompanying notes to financial statements

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                 (U.S. DOLLARS)

         NOTE 1 - FORMATION OF COMPANY AND ISSUANCE OF COMMON STOCK

         A. FORMATION AND DESCRIPTION OF THE COMPANY

         Hermes Net Solutions, Inc. (the "Company"), was formed on December 23, 1996 under the Company Act (British Columbia) and is authorized to issue 20,000,000 shares of common stock, without par value.

         B. DESCRIPTION OF COMPANY

         The Company was formed for the purpose of engaging in Internet services and any other activity within the purposes for which corporations may be formed under the Company Act of British Columbia. Present operations include Internet access service provider, web site hosting and consulting and custom programming.

         NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. BASIS OF FINANCIAL STATEMENT PRESENTATION

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $4,529 from inception to June 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's continued operations until adequate financing can be located or the company achieves profitability. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing.

         The financial statements presented at February 28, 1999 consist of the balance sheet as at February 28, 1999 and the statements of operations, cash flows and stockholders equity for the years ending February 28, 1998 and 1999.

         The unaudited financial statements presented at June 30, 1999 consist of the balance sheet as at June 30, 1999 and the statements of operations, cash flows and stockholders equity for the four months ended June 30, 1999.

         B. CASH AND CASH EQUIVALENTS

    Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                 (U.S. DOLLARS)

         C. PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

         D. REVENUE RECOGNITION

         The Company's primary source of revenue is earned from Internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

         E. SELLING AND MARKETING COSTS

         Selling and Marketing costs, are expensed as incurred. For the years ending February 28, 1998 and 1999 and for the four months ended June 30, 1999 was $5,493, $16 and $-0- respectively.

         F. SOFTWARE DEVELOPMENT

            Under the  criteria  set forth in SFAS No. 86,  "Accounting  for the
Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

         G. USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         H. FOREIGN CURRENCY TRANSLATION

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholder' equity.

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                 (U.S. DOLLARS)

         I. SIGNIFICANT CONCENTRATION OF CREDIT RISK

         At February 28, 1999 and June 30, 1999, the Company has concentrated its credit risk by maintaining deposits in one banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

          J. LOSS PER SHARE:

          Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. For the years ended February 28, 1998 and 1999 and for the four months ended June 30, 1999, there were no dilutive securities outstanding.

         K. UNAUDITED FINANCIAL INFORMATION

          In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1999 and the results of its operations and its cash flows for the four months ended June 30, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

         NOTE 3 - SALE OF COMPANY

         On June 30, 1999, the Company entered into a Share Purchase Agreement (the "Agreement"), with Cypost Corporation ("Cypost") pursuant to which the Company sold all of its issued and outstanding shares of common stock for a cash consideration of U.S. $527,520.

            NOTE 4 - RELATED PARTY TRANSACTIONS

         A. OFFICER SALARIES

         No officer has received a salary in excess of $100,000.

         B. LOANS PAYABLE-SHAREHOLDER

         As of February 28, 1999 and June 30, 1999, the Company is obligated to repay monies advanced by officers of the Company aggregating $25,785 and $37,631 respectively with interest at 6% and is payable on demand.

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                 (U.S. DOLLARS)

         NOTE 5 - INCOME TAXES

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of February 28, 1999 and June 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

      At June 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $4,529. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

      The components of the net deferred tax asset as of June 30, 1999 is as follows:

     Deferred tax asset:
     Net operating loss carry forward                      $ 1,540
     Valuation allowance                                   $(1,540)
                                                         ---------
     Net deferred tax asset                                $   -0-
                                                            ======
      The Company recognized no income tax benefit for the loss generated in the period from inception to June 30, 1999.

      SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income.

      Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

         NOTE 6 - BUSINESS AND CREDIT CONCENTRATIONS

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999
                                 (U.S. DOLLARS)

         NOTE 7 - COMMITMENTS

         The Company leases office space under a year lease expiring January 31, 2000 for an aggregate rental of Cdn $9,948 (U.S. $6,756).

         Rent expense for the years ended February 28, 1998 and 1999 and for the four months ended June 30, 1999 was U.S. $5,129, $5,029 and $2,509 respectively.